REPORT OF
INDEPENDENT REGISTERED
CHARTERED ACCOUNTANTS

          To the Shareholders TransGlobe Energy Corporation:

          We have audited the consolidated balance sheets of TransGlobe Energy Corporation as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

          The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 24, 2006

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS ( DEFICIT )

(Expressed in thousands of U.S. Dollars)	Year Ended	Year Ended
	December 31, 2005	December 31, 2004

REVENUE
Oil and gas sales, net of royalties	$58,911	$31,630
Unrealized gain on commodity contracts (Note 13)	83	-
Other income	46	13
	59,040	31,643

EXPENSES
Operating	10,253	7,064
General and administrative	2,821	1,664
Stock-based compensation (Note 7e)	723	1,310
Foreign exchange loss	42	289
Interest	8	56
Depletion, depreciation and accretion	16,990	10,346
	30,837	20,729

Income before income taxes	28,203	10,914

Income taxes (Note 8)
- future	471	(285)
- current	7,882	5,280
	8,353	4,995
NET INCOME	19,850	5,919

Deficit, beginning of year	(685)	(6,604)
RETAINED EARNINGS (DEFICIT), END OF YEAR	$19,165	$(685)

Net income per share (Note 10)
Basic	$0.34	$0.11
Diluted	$0.33	$0.10

41

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)	December 31, 2005	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$12,221	$4,988
Accounts receivable	7,414	6,029
Oil inventory	436	389
Prepaid expenses	463	274
Unrealized commodity contracts (Note 13)	83	-
	20,617	11,680
Property and equipment
Republic of Yemen (Note 2)	30,898	26,054
Canada (Note 3)	30,261	19,111
Arab Republic of Egypt (Note 4)	2,512	992
	63,671	46,157
Future income tax asset (Note 8)	1,886	2,299
Deferred financing costs (Note 5)	112	386
	$86,286	$60,522

LIABILITIES
Current
Accounts payable and accrued liabilities	$11,146	$8,841

Asset retirement obligations (Note 6)	1,503	902

	12,649	9,743

Commitments and contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	48,922	47,296
Contributed surplus (Note 7e)	1,908	1,593
Cumulative translation adjustment	3,642	2,575
Retained earnings (deficit)	19,165	(685)
	73,637	50,779

	$86,286	$60,522

APPROVED BY THE BOARD

/s/ Ross G. Clarkson	/s/ Lloyd W. Herrick
Ross G. Clarkson, Director	Lloyd W. Herrick, Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
(Expressed in thousands of U.S. Dollars)	December 31, 2005	December 31, 2004

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$19,850	$5,919
Adjustments for:
Depletion, depreciation and accretion	16,990	10,346
Amortization of deferred financing costs	291	35
Future income taxes	471	(285)
Stock-based compensation	723	1,310
Unrealized gain on commodity contracts	(83)	-
Settlement of asset retirement obligations	(165)	-
Changes in non-cash working capital (Note 9)	1,280	(4,259)
	39,357	13,066

FINANCING
Issue of common shares for cash	1,218	10,006
Deferred financing costs	(17)	(421)
Changes in non-cash working capital (Note 9)	(24)	24
	1,177	9,609

INVESTING
Exploration and development expenditures
Republic of Yemen	(17,939)	(15,275)
Canada	(13,189)	(10,100)
Arab Republic of Egypt	(1,526)	(992)
Changes in non-cash working capital (Note 9)	(509)	4,678
	(33,163)	(21,689)

Effect of exchange rate changes on cash and cash equivalents	(138)	(450)

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,233	536

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,988	4,452

CASH AND CASH EQUIVALENTS, END OF YEAR	$12,221	$4,988

43

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (information prepared in accordance with generally accepted accounting principles in the United States is included in Note 14). In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

         Nature of Business and Principles of Consolidation

         The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

  Block 32, Block S-1 and Block 72 within the Republic of Yemen.
  the Western Canadian Sedimentary Basin within Canada.
  Nuqra Block 1 within the Arab Republic of Egypt.

         Joint Ventures

         Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

         Currency Translation

         The accounts of the self-sustaining Canadian operations are translated using the current rate method, whereby assets and liabilities are translated at year end exchange rates, while revenues and expenses are translated using average annual rates. Translation gains and losses relating to the self-sustaining Canadian operations are included as a separate component of shareholders’ equity.

         Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Income and Retained Earnings (Deficit).

         Measurement Uncertainty

         Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

         Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

          Revenue Recognition

          Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

          Income Taxes

          The Company records income taxes using the liability method. Under this method, future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

          Flow Through Shares

          The Company has financed a portion of its exploration and development activities in Canada through the issue shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax renounced deductions.

          Per Share Amounts

          Basic net income per share is calculated using the weighted average number of shares outstanding. Diluted net during the income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received of “in-the-money” stock options are used to repurchase common shares at the average market price.

          Cash and Cash Equivalents

          Cash includes actual cash held and short-term investments such as treasury bills with original maturity of less than three months.

          Inventories

          Product inventories are valued at the lower of average cost and net realizable value on a first-in, first-out basis.

          Property and Equipment

          The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

          Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves and determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

          Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

          Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent in a particular country, in which case a gain or loss on disposal is recorded.

45

          An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment is the amount by which the carrying amount exceeds the sum of:

          i. the fair value of proved plus probable reserves; and
          ii. the costs of unproved properties that have been subject to a separate impairment test and contain no probable

          Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

          Capitalization of Costs

          Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset Maintenance and repairs are expensed as incurred.

          Amortization of Deferred Financing Costs

          Deferred financing costs are charged to expense over the term of the related loan facility.

          Asset Retirement Obligations

          The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when the incurred. Asset retirement obligations include those legal obligations where the Company will be required ible long-lived assets to retire tang such as producing well sites. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, part of the cost of the related long-lived asset. Asset retirement costs for natural gas and crude oil assets are amortized production method.

          Amortization of asset retirement costs are included in depletion, depreciation and accretion on the Consolidated Statements of Income and Retained Earnings (Deficit). Increases in the asset retirement obligation resulting from the passage of time are recorded as depletion, depreciation and accretion in the Consolidated Statements of Income and Retained Earnings (Deficit). Actual expenditures incurred are charged against the accumulated obligation.

          Stock-based Compensation

          The Company records compensation expense in the Consolidated Financial Statements for stock options granted to and directors using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation are recognized over the vesting period.

          Derivative Financial Instruments

          Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

          Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in natural gas and crude oil revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

2. PROPERTY AND EQUIPMENT - REPUBLIC OF YEMEN

(000’s)	2005	2004
Oil and gas properties - Block 32	$25,790	$21,651
- Block S-1	37,269	24,782
- Block 72	1,479	25
- Other	90	90
Accumulated depletion and depreciation	(33,730)	(20,494)
	$30,898	$26,054

          The Company has working interests in three blocks in Yemen: Block 32, Block S-1 and Block 72. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. The Contractor (Joint Venture Partners) is in the first exploration period of the Block 72 (33%) PSA which ends in January 2008, at which time the Contractor can elect to proceed to the second exploration period.

          During the year the Company capitalized overhead costs relating to exploration and development activities of $351,000 (2004 - $301,000). Unproven property costs in the amount of $1,479,000 in 2005 ($Nil in 2004) were excluded in the costs subject to depletion and depreciation representing the costs incurred at Block 72.

3. PROPERTY AND EQUIPMENT - CANADA

(000’s)	2005	2004
Oil and gas properties	$38,144	$23,444
Furniture and fixtures	867	366
Accumulated depletion and depreciation	(8,750)	(4,699)
	$30,261	$19,111

          During the year the Company capitalized overhead costs relating to exploration and development activities of (2004 - $257,000).

4. PROPERTY AND EQUIPMENT - ARAB REPUBLIC OF EGYPT

(000’s)	2005	2004
Oil and gas properties	$2,457	$989
Furniture and fixtures	61	3
Accumulated depreciation	(6)	-
	$2,512	$992

          The Contractor is in the initial exploration period for two years of the Concession Agreement which expires in successive extensions to the initial exploration period, each three years, are available to the Contractor at its option.

          The Company capitalized general and administrative costs relating to the start-up of TransGlobe Petroleum Egypt Inc. of $1,007,000 (2004 - $453,000). The remaining costs related to geological and geophysical activity. Unproven property costs associated with Nuqra Block 1 in the amount of $2,457,000 in 2005 (2004 - $989,000) were excluded from costs subject to depletion and depreciation.

47

5. LONG-TERM DEBT

          The Company has a $7,000,000 loan facility which expires May 2006. The loan facility bears interest at the Eurodollar Rate plus four percent and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts and certain covenants, among other things. At December 31, 2005 $Nil (2004 - $Nil) was drawn on these loan facilities.

          During the year the Company spent $17,000 (2004 - $421,000) to secure the loan facility, of which $291,000 (2004 - $35,000) was amortized to the income statement and the remaining $112,000 was deferred and will be amortized to income over the term of the loan facility.

6. ASSET RETIREMENT OBLIGATIONS

          The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

(000’s)	2005	2004
Asset retirement obligations, beginning of year	$1,902	$467
Liabilities incurred	638	274
Liabilities settled	(165)	-
Accretion	75	34
Foreign exchange loss	53	127
Asset retirement obligations, end of year	$1,503	$902

          At December 31, 2005, the estimated total undiscounted amount required to settle the asset retirement obligations was $2,171,000 (2004 - $1,331,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 9 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5%.

7. SHARE CAPITAL

a) Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

          b) Issued

	Number
(000’s)	of shares	Amount
Balance, December 31, 2003	53,743	$36,996
Stock options exercised (d)	523	164
Bought deal financing net of issue costs (c)	2,530	8,557
Bought deal financing over-allotment net of issue costs (c)	380	1,285
Future tax effect of bought deal financing costs (c)	-	294
Balance, December 31, 2004	57,176	47,296
Stock options exercised (d)	1,297	1,218
Transfer from contributed surplus related to stock options exercised (e)	-	408
Balance, December 31, 2005	58,473	$48,922

          c) Bought Deal Financing

          In November 2004, the Company issued 2,530,000 common shares in a bought deal financing at C$4.35 per share for net proceeds of US$8,557,000. In December 2004, the Company issued an additional 379,500 shares as part of the over-allotment of the bought deal financing in November 2004 at C$4.35 per share for net proceeds of US$1,285,000. The issue costs were $848,686 for the bought deal financing and over-allotment. Share capital is increased and future income tax asset increased by the estimated future income taxes recoverable by the Company for the share issue expenses.

          d) Stock Options

          The Company adopted a new stock option plan in May 2004 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,847,300 common shares. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant and vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. Effective February 1, 2005, all new grants of stock options will vest one-third on each of the first, second and third anniversaries of the grant date.

	2005		2004
	Number	Weighted-	Number	Weighted-
	of	Average	of	Average
(000’s except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding at beginning of year	3,462	$1.15	2,760	$0.36
Granted	1,196	$5.31	1,225	$2.57
Exercised	(1,297)	$0.83	(523)	$0.28
Expired	-	-	-	-
Options outstanding at end of year	3,361	$2.76	3,462	$1.15
Options exercisable at end of year	2,165	$1.35	2,787	$0.79

49

The following table summarizes information about the stock options outstanding at December 31, 2005:

		Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average		Number	Average
	Outstanding	Remaining	Weighted-	Exercisable	Remaining	Weighted-
	at Dec. 31,	Contractual	Average	at Dec. 31,	Contractual	Average
Exercise	2005	Life	Exercise	2005	Life	Exercise
Prices	(000’s)	(Years)	Price	(000’s)	(Years)	Price
C$0.50	1,100	1.3	C$0.50	1,100	1.3	C$0.50
C$0.63	70	2.5	C$0.63	70	2.5	C$0.63
C$3.40	150	3.0	C$3.40	150	3.0	C$3.40
C$3.26	700	3.2	C$3.26	700	3.2	C$3.26
C$3.43	80	3.3	C$3.43	80	3.3	C$3.43
US$3.25	40	3.7	US$3.25	40	3.7	US$3.25
C$4.50	25	3.9	C$4.50	25	3.9	C$4.50
C$7.30	40	4.2	C$7.30	-	-	-
C$7.74	39	4.2	C$7.74	-	-	-
C$6.56	175	4.3	C$6.56	-	-	-
C$7.82	24	4.6	C$7.82	-	-	-
C$6.44	21	4.9	C$6.44	-	-	-
C$6.03	843	4.9	C$6.03	-	-	-
US$5.17	54	4.9	US$5.17	-	-	-
	3,361		US$2.76	2,165		US$1.35

          e) Stock-based Compensation

          Compensation expense of $723,000 has been recorded in the Consolidated Statements of Income and Retained Earnings (Deficit) in 2005 (2004 - $1,310,000). The fair value of all common share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

	2005	2004
Weighted average fair market value per option (C$)	3.38	1.84
Risk free interest rate (%)	3.86	5.17
Expected lives (years)	4.00	4.00
Expected volatility (%)	68.19	66.37
Dividend per share	0.00	0.00

          During the year, employees exercised 1,297,000 stock options. In accordance with Canadian Generally Accepted Accounting Principles, the fair value related to these options was $408,000 at time of grant and has been transferred from contributed surplus to common shares.

	2005	2004
Contributed surplus, beginning of year	$1,593	$-
Stock-based compensation expense on adoption of
CICA section 3870	-	283
Stock-based compensation expense	723	1,310
Transfer of stock-based compensation expense to common
shares related to stock options exercised	(408)	-
Contributed surplus, end of year	$1,908	$1,593

8. INCOME TAXES

          The Company’s future Canadian income tax assets are as follows:

	2005	2004
Temporary differences related to:
Oil and gas properties	$1,555	$2,154
Non-capital losses carried forward	118	457
Share issue expenses	213	287
Valuation allowance	-	(599)
	$1,886	$2,299

          The Company has deductible temporary differences of C$385,000 related to non-capital losses carried forward, C$722,000 related to share issuance expenses and C$5,243,000 related to income tax pools in excess of the carrying value of the Company’s Canadian property and equipment. The Company also has $12,700,000 of income tax losses in the United States of America. The Canadian losses carried forward expire between 2007 and 2009 and the United States of America losses carried forward expire between 2006 and 2020. In total, these temporary differences would generate a future income tax asset of C$2,193,000 on Canadian operations.

          Current income taxes in the amount of $7,882,000 (2004 - $5,269,000) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the PSA on Block 32 and Block S-1 and $Nil (2004 - $11,000) paid in Canada.

          The provision for income taxes has been computed as follows:

	2005	2004
Computed Canadian expected income tax
expense at 37.62% (2004 - 38.87%)	$10,660	$4,301
Non-deductible Crown charges (net of ARTC)	407	261
Resource allowance	(522)	(180)
Non-deductible stock-based compensation expense	272	509
Different tax rates in the Republic of Yemen	(1,751)	945
Future income tax assets not previously recognized	(594)	(1,083)
Other differences	(119)	242
	$8,353	$4,995

51

9. SUPPLEMENTAL CASH FLOW INFORMATION

(000’s)	2005	2004
Operating activities
Decrease (increase) in current assets
Accounts receivable	$(591)	$(3,896)
Prepaid expenses	(189)	(113)
Oil inventory	17	(180)
Increase (decrease) in current liabilities
Accounts payable	2,043	(70)
	$1,280	$(4,259)
Investing activities
Decrease (increase) in current assets
Accounts receivable	$(795)	$250

Increase (decrease) in current liabilities
Accounts payable	286	4,428
	$(509)	$4,678
Financing activities
Increase (decrease) in current liabilities
Accounts payable	$(24)	$24
	$(24)	$24

Interest paid	$8	$56

Taxes paid	$7,882	$5,280

10. NET INCOME PER SHARE

          In calculating the net income per share basic and diluted, the following weighted average shares were used:

	2005	2004
Weighted average number of shares outstanding	57,903	54,388
Shares issuable pursuant to stock options	3,251	3,445
Shares to be purchased from proceeds of stock options
under treasury stock method	(824)	(1,114)
Weighted average number of diluted shares outstanding	60,330	56,719

          The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2005, we excluded 63,000 options (2004 - 125,000) because their exercise price was greater than the annual average common share market price in this period.

11. SEGMENTED INFORMATION

          In 2005 the Company had oil and natural gas production in two geographic segments, the Republic of Yemen and Canada, and start-up operations in a third geographic segment, the Arab Republic of Egypt. The property and equipment in each geographic segment are disclosed in Notes 2, 3 and 4.

          The results of operations for the year ended December 31, 2005 are comprised of the following:

	Republic		Arab Republic
(000’s)	of Yemen	Canada	of Egypt	Total
REVENUE
Oil and gas sales, net of royalties	$47,384	$11,527	$-	$58,911
EXPENSES
Operating	8,219	2,034	-	10,253
Depletion, depreciation and accretion	13,172	3,812	6	16,990
Segmented operations	$25,993	$5,681	$(6)	31,668
Unrealized gain on commodity contracts				83
Other income				46
				31,797
General and administrative				2,821
Stock-based compensation				723
Foreign exchange loss				42
Interest				8
Income taxes				8,353
NET INCOME			$	19,850

          The results of operations for the year ended December 31, 2004 are comprised of the

	Republic
(000’s)	of Yemen	Canada	Total
REVENUE
Oil and gas sales, net of royalties	$24,966	$6,664	$31,630
EXPENSES
Operating	5,449	1,615	7,064
Depletion, depreciation and accretion	8,162	2,184	10,346
Segmented operations	$11,355	$2,865	14,220
Other income			13
			14,233
General and administrative			1,664
Stock-based compensation			1,310
Foreign exchange loss			289
Interest			56
Income taxes			4,995
NET INCOME			$5,919

2005 ANNUAL REPORT
53

12. COMMITMENTS AND CONTINGENCIES

          The Company is committed to office and equipment leases over the next five years as follows:

2006	$ 270,000
2007	243,000
2008	339,000
2009	359,000
2010	353,000

         In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

          Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

          Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million before July 1, 2009 to earn its 50% working interest. As at December 31, 2005, the Company has spent $2,065,000 of earning expense. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to a division of the Ministry of Oil (Ganoub El Wadi Holding Petroleum Company) which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

          Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months for exploration work, including reprocessing of seismic data, acquisition of new seismic data and drilling two exploration wells.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

          Carrying values of financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these amounts.

Credit Risk

          The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

          In the Republic of Yemen, the Company sold all of its 2005 Block 32 production to one purchaser and all of its 2005 Block S-1 production to another single purchaser. In Canada, the Company sold primarily all of its 2005 gas production to one purchaser and primarily all of its 2005 oil production to another single purchaser.

Commodity Price Risk Management

          The Company has commodity price risk associated with its sale of crude oil and natural gas.

          The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

          In June 2004, the Company entered into a one year fixed price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for dated Brent plus or minus the Yemen Government’s official selling price differential.

          In March 2005, the Company entered into a physical contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

          In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

          The estimated fair value of unrealized commodity contracts is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at December 31, 2005 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP or Cdn. GAAP) which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) as described below:

Consolidated Statements of Income and Retained Earnings (Deficit)

          Had the Company followed U.S. GAAP, the statement of income would have been reported as follows:

(000’s, except per share amounts)	2005	2004
Net income for the year under Canadian GAAP	$19,850	$5,919
Adjustments, before income taxes:
Stock-based compensation (b)	723	1,310
Net income for the year under U.S. GAAP	20,573	7,229
Deficit, beginning of year - U.S. GAAP	(1,203)	(8,432)
Retained earnings (deficit), end of year - U.S. GAAP	$19,370	$(1,203)

Net income per share under U.S. - BasicGAAP	$0.36	$0.13
- Diluted	$0.34	$0.13

Statement of Other Comprehensive Income

(000’s)	2005	2004
Net income - U.S. GAAP	$20,573	$7,229
Currency translation adjustment (d)	1,067	734
Other comprehensive income	$21,640	$7,963

55

Consolidated Balance Sheets

          Had the Company followed U.S. GAAP, asset and liability sections of the balance sheet would not have changed GAAP to U.S. GAAP, however the shareholders’ equity would have been reported as follows:

	2005		2004
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Share capital (b, c, e)	$48,922	$50,625	$47,296	$49,407
Contributed surplus (b)	1,908	-	1,593	-
Cumulative translation adjustment (d)	3,642	-	2,575	-
Accumulated other comprehensive income (d)	-	3,642	-	2,575
Retained earnings (deficit) (b, c, e)	19,165	19,370	(685)	(1,203)
	$73,637	$73,637	$50,779	$50,779

          The reconciling items between share capital and retained earnings (deficit) for Canadian and U.S. GAAP are $833,000 related to escrowed shares, and $1,278,000 related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $283,000 for the adoption of stock-based compensation under Canadian GAAP and $2,033,000 for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which is not expensed under U.S. GAAP APB Opinion No. 25 as interpreted by FASB Interpretation No. 44. The reconciling item between share capital and contributed surplus is $408,000 for the transfer of compensation expense related to options exercised.

          a) Full Cost Accounting

          The full cost method accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairment exists. However, in Canada, the impaired amount is measured using the fair value of reserves.

          There are no impairment charges under Canadian GAAP or U.S. GAAP.

          b) Stock-based Compensation

          The Company has a stock-based compensation plan as more fully described in Note 7. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, the Company uses the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs are recognized in the financial statements, per APB Opinion No. 25 as interpreted by FASB Interpretation No. 44.

          The effect of applying this provision to the Company’s U.S. GAAP financial statements results in a decrease to stock-based compensation in 2005 by $723,000 (2004 - $1,310,000) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $283,000 in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $408,000 for options exercised since the compensation expense was transferred into common shares for Canadian GAAP, this is not required for U.S. GAAP.

          Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method under SFAS No. 123, the pro forma effect on the Company’s net income under U.S. GAAP would be as follows:

(000’s, except per share amounts)	2005	2004
Compensation costs	$723	$1,310

Net Income (U.S. GAAP)
As reported	$20,573	$7,229
Pro forma	$19,850	$5,919

Net Income per share (U.S. GAAP)
As reported - Basic	$0.36	$0.13
- Diluted	$0.34	$0.13

Pro forma - Basic	$0.34	$0.11
- Diluted	$0.33	$0.10

          c) Future Income Taxes

         The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2005, $Nil in 2004, $876,000 in 2003, $67,000 in 2002 and $335,000 in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2005, $Nil in 2004, $876,000 in 2003, $67,000 in 2002 and $335,000 in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

         Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $168,000 in 2005, $231,000 in 2004, $435,000 in 2003 and $Nil in 2002 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $168,000 in 2005, $231,000 in 2004, $435,000 in 2003 and $Nil in 2002 to record an additional valuation allowance against the increased tax asset.

          d) Foreign Currency Translation Adjustments and Other Comprehensive Income

          U.S. GAAP requires gains or losses arising from the translation of self-sustaining operations to be included in other comprehensive income. Canadian GAAP requires these amounts to be recorded in a separate component of Shareholders’ Equity. Other comprehensive income arose from the translation adjustment resulting from the translation of Canadian currency financial statements into U.S. dollars under FAS 52. At December 31, 2005, accumulated other comprehensive income related to these items was a gain of $3,642,000 (2004 - $2,575,000 of which $1,841,000 represents the translation adjustment resulting from the Canadian operations becoming a self-sustaining operation effective October 1, 2004).

          e) Escrowed Shares

          For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $833,000 with the offset to deficit.

57

          f) Derivative Instruments and Hedging

          For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 133 effective January 1, 2001. SFAS 133 requires all derivatives to be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings unless specific hedge accounting criteria are met. To eliminate future GAAP reconciling items the Company has not designated any of its financial instruments, for the year ended December 31, 2005, as hedges for U.S. GAAP purposes under SFAS 133.

          g) Recent Accounting Pronouncements

          Inventory Costs

          The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 151, Inventory Costs. This statement amends Accounting Research Bulletin (ARB) 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement will have any material impact on our results of operations or financial position.

          Share-based Payments

          The FASB issued SFAS 123(R), Share-Based Payments, which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. It requires compensation costs related to share-based payment transactions to be recognized as an expense at fair value with remeasurement to fair value each period. The compensation expense is recognized over the period that an employee provides service in exchange for the award with forfeitures estimated at each period end. This Statement is effective for interim or annual reporting periods beginning after December 15, 2005. Application is to be on a modifiedretrospective or modified-prospective basis of transition for new or modified awards and to unvested awards. Restatement of prior periods under the modified-retrospective approach is optional. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

          Exchanges of Nonmonetary Assets

          The FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29, Accounting for Nonmonetary Transactions. This amendment eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under Statement 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement will not have any material impact on our Consolidated Financial Statements.

          Accounting for Changes and Error Corrections

          The FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting and reporting of a change in accounting principles. The Statement applies to all voluntary changes in accounting principles as well as changes required by an accounting pronouncement unless the pronouncement includes specific transition provisions. The Statement requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting principles made in fiscal years beginning after December 15, 2005. The change, which harmonizes United States GAAP with Canadian GAAP, will affect the reporting of future changes in accounting principles under United States GAAP.

          Purchase and Sales of Inventory with the Same Counterparty

          The EITF issued EITF Abstract 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Abstract provides accounting guidance where an entity may sell inventory to another entity in the same line of business from which it also purchases inventory. It prescribes under what circumstances these exchanges with the same counterparty would be viewed as a single nonmonetary transaction and whether they would be accounted for at fair value or carrying value. The Abstract is applicable to transactions completed in reporting periods beginning after March 15, 2006, whether pursuant to arrangements that were in place at the date of initial application of the Abstract or arrangements executed subsequent to that date. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

59